Exhibit 99.4

International Conference Call

JBS S/A (JBSS3)

3Q24 Earnings Results Transcription

November 14th, 2024

Operator: Good morning and welcome to JBS S/A and JBS USA 3Q24 results conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time. As a reminder, this conference is being recorded.

Any statements eventually made during this conference call in connection with the Company’s business outlook, projections, operating and financial targets, and potential growth should be understood as merely forecasts based on the Company’s management expectation in relation to the future of JBS. Such expectations are highly dependent on market conditions, on Brazil overall economic performance, and on industry and international market behavior, and therefore are subject to change.

Are present with us today, Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Cristiane Assis, Investor Relations Director.

Now I will turn the conference over to Gilberto Tomazoni, Global CEO of JBS.

Mr. Tomazoni, you may begin your presentation.

Gilberto: Good morning, everyone. Thank you very much for your participation in our results teleconference.

The 3Q24 results reaffirmed our positive outlook for the year, highlighting once again the strength of the JBS global multi-protein platform, the quality of our team, and our focus on operational excellence.

Net revenue was a record, US$ 19.9 billion. During this period, EBITDA reached US$ 2,2 billion with a consolidated margin of 10.8%, marking a nearly 5 percentage point increase compared to the same quarter in 2023.

The results present this quarter allow us to announce that the Company will distribute dividends on January 15, 2025 of approximately 17 cents per share, totaling around US$ 382 million. Last October, approximately US$ 815 million in dividends were distributed.

Our poultry and pork operation in Brazil and United States performed above expectation, especially Seara, which closed the quarter with are record breaking 21% margin. Strong global demand, favorable grain costs and our agility in managing product in the market mix alongside our focus on high value products, brand innovation, complement the results of already implemented operational improvements and efficiency, productivity and commercial enhancements.

Pilgrim’s reported a solid 16.9% margin this quarter, driven by robust demand primarily in Europe, US and Mexico. Operational improvements and portfolio diversification and value-added products and brand also contributed for these results along with partnership with key customers aimed at delivering value to consumers. The business performance also reflects a focus on quality, service and innovation.

Our US Pork business posted a 12.1% margin, driven by higher sales, both in US and international, along with impressive growth in value-added products and strong gain and across agricultural performance metrics.

I would like to emphasize once more that JBS multi-geography, multi-protein platform, is unmatched in this resilience-aimed market challenge.

While US operations are still feeling the effects of cattle cycle, JBS Brazil posted one of the best performance with a 11.6% margin driven by the beef segments. Beyond of our high export volume, Friboi results reflect the pursuit of operational excellence, the increase in domestic demand, the opening of new markets and improvement in the product mix with a focus on value-added product, branding and customer service.

Australia continues to capture the benefit of cattle cycle with a 9.8% margin in the 3Q despite rising livestock prices. The outlook of the business remains favorable in the coming quarters.

We are focused in grow food by diversification, innovation, value-added products and strong branding. Recently, we announced an investment to expand Huon Aquaculture salmon production in Australia. In Jeddah, Saudi Arabia, we are finishing a new Seara facility that will be quadruple local value-added chicken product capacity in the region.

I would like to emphasize that our Q3 performance underscores the strength of our financial management as leverage dropped to 2.15 times in US dollar. Net debt was reduced by US$ 1 billion, increasing to US$13.7 billion, and net profit came in at US$ 693 million.

With our global footprint, the expertise of our team, ongoing innovation and commitment and operational excellence, JBS is primed to continue delivering value to our customers, consumers, and stakeholders alike.

I want to emphasize that our robustness on this quarter is not an outlier. As we consider the accumulative results on the last six years, JBS has generated an average annual return to shareholders of approximately 20% and a free cash flow of US$ 14.4 billion, before expansion in CAPEX, delivering both growth and value. During this period, 7.7 billion was invested in organic growth and M&A, and 6.5 billion was distributed in dividends and share buybacks.

Thank you again for your participation in this results call. And now I will pass the floor to Guilherme, who will detail our numbers. Guilherme, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Let’s now move to the operational and financial highlights to the 3Q24 starting on slide 12, please.

Net revenue of the 3Q was a record, totaling US$ 20 billion. Adjusted EBITDA totaled US$ 2.2 billion and represents a margin of 10.8% in the quarter. Net profit was US$ 693 million in the quarter and excluding non-recurring items, adjusted net income would be US$ 730 million.

Considering another quarter of strong results, I would like to highlight that last night we released the new assumptions of the Company’s guidance for the year of 2024. Therefore, our new numbers consider a net revenue of US$ 77 billion and adjusted EBITDA between US$ 6.9 billion and US$ 7.1 billion, which implies an EBITDA margin between 9 and 9.3% for the year.

Moving on to the next slide, operational cash flow in the quarter was US$ 1.9 billion. Free cash flow for the quarter was US$ 1 billion, an increase of 65% year on year. Year to date free cash flow generation was US$ 1.4 billion. This strong generation is explained by the improvement in the results of all of our business units, except for JBS Beef North America, which is facing a challenging moment in the cattle cycle.

CAPEX in the quarter was approximately US$ 321 million, 60% of which was maintenance CAPEX. The total amount is 15% lower than the 3Q23 and is in line with our estimate for the year of US$ 1.3 billion.

Moving to the slide 15, net debt at the end of the 3Q24 was US$ 13.7 billion, a US$ 1 billion reduction compared to the previous quarter, reflecting the strong free cash flow generation in the period.

During the quarter, we carried out two important movements for the Company: The first of these is the repurchase of US$ 722 million of local debentures of CRAs (Agribusiness Receivable Certificates) issued by the Company. In addition to reducing gross debt, this repurchase excludes all remaining financial covenants of the Company’s debts. Therefore, currently 100% of JBS debt does not have financial covenants; the second was the first issue of Seara’s local debentures (CRAs) in October in the amount of US$ 276 million in three tranches of 5, 10 and 20 years. With the 10 and 20-year issues having the lowest spread over the NTNB (which is the Brazilian treasury yield).

Leverage in dollars came down in just one quarter from 2.77 times, ending in the 3Q at 2.15 times. The reduction happened due to the expansion of the EBITDA and the reduction of the debt due to the cash generation. For the year-end, merely as an exercise, without considering a leverage guidance, if we consider the 3Q24 net debt of US$ 13.7 billion and simply divided by the average EBITDA of our guidance of US$ 7 billion, our leverage would reach below 2 times by year-end.

Over the past six years, we have maintained a balanced approach to growth and returns to shareholders with US$ 4.5 billion in organic growth capex, US$ 3.3 billion in acquisitions, US$ 4.1 billion in dividends, and US$ 2.8 billion in share buybacks. It’s important to mention that this entire amount was funded by the Company’s free cash flow generation.

The strong free cash flow generation, despite our largest business in terms of net revenue (the JBS Beef North America) is still facing a challenging scenario, shows the robustness of our unique platform. We are optimistic that our geographic and multi-protein diversification will continue to provide growth and returns for our shareholders.

In October, we paid an interim dividends in the amount of US$ 812 million, equivalent to 37 cents per share. We also announced last night an additional payments of dividends in the amount of US$ 382 million, equivalent to 17 cents per share, considering an FX of R$ 5.81 per dollar. These dividends will be paid in January 15, 2025.

Considering the two distributions, which totaled US$ 1,2 billion, the dividend yield as of today is approximately 8.5%. Additionally, we reopened our share buyback program, which can buy up to 113 million shares.

I will now briefly go through the business units. Starting with Seara, on slide 16, net revenue growth was 5% year on year, while profitability grew by a significant 15.5 percentage points, reaching a 21% EBITDA margin. These numbers are the result of a better commercial and operational execution, strong global demand and the expansion of our value-added portfolio.

Seara continues with its strategy of winning consumer preference through product quality, innovation, execution and the strengthening of the brand, achieving growth in penetration and repurchase rates.

Moving now to slide 17, JBS Brazil recorded net revenue 10% higher than the 3Q23, driven by higher volume sold mainly in the international market. These results is attributed to the strong global demand in addition to the favorable livestock cycle for the period, resulting in greater availability of animals for slaughter. Therefore, the EBITDA margin reached 11.6%, an increase of 8.2 percentage points in the annual comparison.

Moving to the slide 18, and now from now on speaking in US-GAAP, JBS Beef North America net revenue grew 6% year-on-year as a result of the strong demand for beef in the period. Profitability continues to be pressured by the challenging cattle cycle which has kept the price of live cattle at high levels.

On slide 19 we have JBS Australia. In the quarter, revenue growth of 30% year-over-year is the result of both higher volume sold and prices. The improvement in profitability in the annual comparison reflects the increasing operational efficiencies and despite the favorable livestock cycle, the price of Australian cattle, our main business, grew 25% in the yearly compared.

Turning now to JBS USA Pork, net revenue for the quarter grew 1% compared to the 3Q23. In the domestic market, the increase in revenue is a result of higher sales volumes driven by strong seasonal demand. Pork consumption is also being favored by the average price of beef, which remains at high levels.

The quarter’s profitability was positively impacted by lower grain costs, ongoing efforts to expand the value-added portfolio, and consistent commercial and operational and logistical execution.

Pilgrim’s Pride, as highlighted on slide 21, recorded an increase in net revenue of 5% in the 3Q24 compared to the 3Q23. Throughout the quarter, the companies continue to focus on operational excellence, portfolio diversification, and strengthening partnerships with key customers, aiming to add even more value to the customer. The focus on quality, improving the level of service and innovation is reflecting the strong results of the quarter.

At this time, I would like to open up for our question-and-answer session.

Question and Answer Session

Operator: Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, please press the button “raise hand” and wait for the operator. If at any time you would like to remove yourself for the Q&A please press the button “lower hand”.

And our first question comes from Priya Ohri-Gupta, with Barclays. Please, go ahead

Priya Ohri-Gupta, Barclays: Hello, and thank you so much for the questions. First of all, congratulations on the solid quarter. On the call earlier this morning, I think you talked a little bit about where you hope to manage your net leverage on an ongoing basis within that two- to three-times target and how you think about that with regards to maybe requesting a ratings upgrade.

Could you just remind us to what your ultimate ratings target is for the Company, what you hope to achieve maybe over the midterm, where we should see leverage migrate to over the next year and what the key drivers will be, and how we should think about sort of timing of upgrades within that? That’s my first question, and then I have a follow-up. Thank you.

Guilherme Cavalcanti: Thank you, Priya. Yeah, our policy states that we should be between 2- and 3-times net debt EBITDA, which is a level that we think we can keep investment rate. Given our free cash flow generation, we’ve been able to stay in this range despite investing in organic growth, acquisitions, and also dividends. So this year, as I mentioned in my speech, we may end up below 2 times net debt EBITDA. So, I think if we maintain it around 2 times, I think we can start being considered for an upgrade.

Just bear in mind that we still have one notch downgrade for governance, which we are working, and we expect at some point this one notch down for governance is taken out and then we could go to Triple B flat.

And the pace of ratings upgrade will depend mainly on opportunistic acquisitions that we never know if it will appear or not. So, the timing can be maybe delayed depending on acquisition or not.

Our target is to be between 2 and 3 times, preferably to be between 2 and 2,5 times. I think it can be at 2,5 times growing the Company and returning capital to shareholders. And I think at the levels of Triple B flat, for example, we maximize the firm value from an equity perspective, but the Triple B plus, it’s an interesting target to be pursued because then you can access program of commercial paper at much lower levels and much deeper.

We intend to start our first commercial paper program this year maybe still. But of course, in smaller amounts, just to be testing the market, and as we have ratings upgrade in the future, we might be getting a deeper access of this market.

It’s also worth mentioning that as we grow, as the Company grows, it’s easier to continue to return money to shareholders and grow and keep the leverage given the size of the Company. For example, what I mean is that six years ago, again, we almost doubled our EBITDA that we had six years ago, and we have the same level of net debt. So as we are growing, increasing our EBITDA, I think naturally, on the long term, we should be going on a path of ratings upgrade given the size.

What I mean is that I worked in companies before that sometimes you get to a size of EBITDA that’s even difficult for you to find targets or spend an amount of money that could put your leverage too high. For example, today, our guidance is that we have US$ 7 billion of EBITDA for this year. That’s our guidance, the midpoint of our guidance. So, we need to increase our leverage in one time, I need to spend US$ 7 billion without bringing any EBITDA to the denominator. So that’s what I mean by the size of the Company helping on the ratings upgrade. And, in fact, one of the metrics of one of the rating agencies is size. It’s clear?

Priya Ohri-Gupta: Yes, that’s very helpful. So mechanically, you know, your net leverage did improve because of the higher cash balance. Should we expect gross debt to come down in the 4Q?

And then secondly, just given the higher use of working capital this year, as we think about cash flow generation in 4Q versus 4Q23, should we still expect cash flow from operations to be higher, which has been the trend this year, or more in line?

Guilherme Cavalcanti: Thank you, Priya. So basically, if you look on our press release on page seven, we already do a pro forma where we show that we use our cash balance to pay dividends, and we also made an issuance of a local debenture. We still have excess cash, but this is because we took the opportunity also to issue local debentures and be opportunistic in market.

But we still could have a potential to decrease more. For example, last quarter, we paid US$ 722 million of a local debenture, and we issued only 261. So in this sense, we already reduced the gross debt.

The thing is, which debt we would be paying that would be efficient? If you look at our bonds, they are trading very efficiently at good rates. But then, let’s see what is the continuing trend of our cash generation to see if there’s an opportunity to continue to pay gross debt, which could be a possibility.

For the 4Q, I mentioned in the beginning of the year that our EBITDA of break-even, which means what is the EBITDA that I would be having zero free cash flow, was US$ 3.5 billion, which was comprised of US$ 1.1 billion of net interest expenses, US$ 1.3 billion of capital expenditures, US$ 500 million of leasing, and US$ 650 million of working capital consumption because of the biological assets, which is basically feeding the breeders.

This calculation proved valid. So if you get our guidance for EBITDA midpoint of US$ 7 billion, and we decrease for 3.5, which would be our break-even EBITDA and take out 25%, which is our average effective tax rate, we would reach around US$ 2.6 billion of free cash flow for this year, which makes sense given the 4Q is generally a quarter of strong free cash flow.

These numbers could vary depending on… I can unwind some balance sheet leverage that I did last year when our leverage was higher, so to keep leverage under control, so I may use a part of this cash also to unwind some vendor finance, for example, which will mean lower interest expenses for next year.

Priya Ohri-Gupta: Okay, that’s helpful. And then my final question would just be around how you’re thinking about the listing process in the US and any updates you could give us there. Thank you.

Guilherme Cavalcanti: Yeah, so basically, Priya, as you know, we are currently on a process of exchange offer of the bonds, of the US$ 2.5 billion bonds we issued in 2023. So we need to finalize this process, which is expected to finalize by the end of November. Once we finalize this exchange offer, then we’ll resume the filings for the equity or the listing. Then, I would say we will re-start the process of back and forth with SEC of the listing.

It’s worth mentioning that our 20F is already approved by SEC and the exchange offer, also the F4 of the exchange of the debt, was approved. So now we resume the process of getting the approval, the registration for also the F4, which is the exchange of the shares.

Priya Ohri-Gupta: Thank you.

Guilherme Cavalcanti: Thank you, Priya.

Operator: Our first question comes from Ryan Levine, with Barclays

Ryan Levine, Barclays: Hey, this is Ryan filling in for Ben today. Congrats on the results.

So two quick ones. Starting with Brazil Beef, about the recent increase, the significant increase of Brazilian cattle pricing, how do you see that impacting your results into the 4Q and 2025, especially in context of the export market?

And then second, very quickly, with US Beef, do you think there’s any room for margin and profitability improvement even before a turnaround in the cattle cycle? Which I think, you talked about this morning, could potentially be in the second half of 2025. Thanks.

Gilberto: Hi Ryan. I’ll answer about beef in Brazil, and then I’ll ask Wesley to answer about beef in US. In beef in Brazil, the main drive of the result was the price of cattle. The price of cattle dropped, and this increased the margin. Of course, JBS take this advantage because of the well-position in terms of brand and distribution, but the main drive was the price of the cattle.

We see now the price of the cattle it drops too much and now they go up too much. I see some opportunity for correction, but if you make the assumptions, we see that the margin of Friboi for the future will be back to the historical results.

Wesley Batista: And, Hi Ryan, so on US beef, internally we see between a 1.5 and a 2% improvement. We’ve improved a lot in the last year. This would take us to a more operational excellence level. We are right now performing according to historical, but there is still another 1,5 to 2% space to improve regardless of market.

And when I meant on the earlier call about 2H25, what I meant there is that I think that herd rebuild is going to really start picking up, not when we’re going to see more supply of cattle.

Ryan Levine: Okay, perfect. Thanks for the color and congrats on the results again.

Operator: Our first question comes from Ben Mayhill, with BMO.

Ben Mayhill, BMO: Hey guys, thanks for the question and congratulations on the strong result. I guess I’ll start with the implied 4Q guidance. I know you just touched on the Brazil Beef business, but if you could walk us through briefly the kind of what you’re expecting by segment in the 4Q. I’ll start there. Thanks.

Guilherme Cavalcanti: Hi. We don’t break our guidance by segment or by quarter.

Ben Mayhill: Okay, that’s fair. So in terms of the US Pork business, you guys have been outperforming consistently the industry, and I’m just wondering if you can talk us through how you’re doing that and how that momentum might keep up into 25. Thanks.

Wesley Batista: Yeah, Ben. Thanks. Good morning. Our US Pork division has been outperforming the market for a while here now, and they’ve been performing pretty well.

There isn’t one thing, but there is a few things that really help us get there. Our plants, our assets are really good. We have, out of our five pork facilities in the US, four of them are large, double shift plants that are very well invested, and they’re just very, very efficient. But that’s not only that, this is a team that has been operating very well on the buy, make, and sell of the business, very well for a long time. So, honestly, we do see this at least our performance, although it’s difficult to talk about a comparison to market, but our performance, we see this business continuing to have solid performance, like we’ve seen into next year. We do not see a reason or any reason for that to change.

The other thing too, that’s relevant, we have inside of this business the prepared foods part of our business, which operates in the mid-double-digit levels, mid-to low double-digits level. So not too high above the average of what we have here, but it brings that average a little bit higher. And that business has also been performing really well.

We have two new plants that are pretty much done with their ramping up. And it’s a business that also has, especially in the last couple of years, really, really improved performance and now bringing the average of this segment, the average EBITDA of this business is higher.

But the bulk of the performance and the bulk of the performance of the pork division is the pork business. This prepared foods will be secondary as to why they’ve been performing so well versus market.

Ben Mayhill: Thanks, and if I could just squeeze in one more. The Seara result in Q3 was stellar. How do you think about the sustainability of these margin levels? And what are some of the key drivers that you’re seeing in the business that are allowing it to perform at such a high level? And I’ll leave it there. Thank you.

Gilberto: Ben, we are, if you look for the page, let’s see the number of the page...

Guilherme Cavalcanti: Page 5 of the presentation.

Gilberto: … page 5 from the presentation, we have year by year the volatility by our business units and the average of our margin. You can see that we are constantly increasing our margin in terms of average because we are investing in value-added and brands. When you say value added, it is not just value-added based on the process and product, no it’s for is a raw cuts that is marinate or different package or more practices to the consumer and so on.

In brand, we started to invest in Seara brand in Brazil, then we buy business in US, we buy business in Europe, we buy business in Australia. And we keep investing in value-added in brand. And then you will see the trends.

Last year was an outlier because of the pandemic, and this was discontinued in terms of supply and demand. But then we are back, you can see this year, we are back on that. And the trend you can see, we keep investing on that, and then trend for us is to grow margins. And this graphic is proof that we are able to do that, and this is our focus.

Operator: Our first question comes from Carla Casella, with JP Morgan.

Carla Casella, JP Morgan: Just one follow-up on the US listing question. If you do list in the US, how does that change the way you think about dividends and capital allocation, or doesn’t it?

Guilherme Cavalcanti: Oh, hi, Carla. It has a slight change because when we are listed in Brazil, the corporate law in Brazil requires that you pay 25% minimum dividends on your net profit. So basically, the corporate law gives you a dividend policy. When we move to a US listing, of course US you don’t have any mandatory dividends. So generally companies build and estate some dividend policy in their political internal policies or show to the market.

So then, for example, when you are an electricity company or telecommunications, you see a lot of progressive dividends, things like that. We are in a cyclical business, so generally when you are in a cyclical business, it’s not prudent to promise progressive dividends or anything like that. But you can have some guidance in terms of cash, of cash flow generation, something linked to the free cash flow generation and try to keep the dividends as stable as possible.

So for example, Tyson has around US$ 600 to 700 million of dividends per year, mostly constant for the last seven years. Hormel has around US$ 500 million in dividends in the last seven years. ADM has around US$800 to 900 million. Bunge has around US$400 million. So you try to keep some dividends, try to make it as constant as possible so you have a minimum dividend yield for pension funds to allocate, because the special funds they need some cash to pay their clients. So that’s more or less it.

So generally, moving to the US listing, I will not have this minimum payout ratio that the Brazilian corporate law requires. And then I will put something in capital allocation linked to the free cash flow. I would say, practically speaking, if you look at the last six years, we generated US$ 14 billion of free cash flow before expansion CAPEX.

How did we use this money? We spent US$ 4.5 billion in expansion CAPEX, US$ 3.3 billion in M&A, US$ 3.8 billion in dividends, not including the next one, and US$ 2.8 billion in share repurchase. So it was a balanced approach of our free cash flow between return of short-term to shareholders and growth.

So again, if you look at our guidance, and if you think that with the US$ 7 billion EBITDA, we could be generating US$ 2.5 billion free cash flow, we could do this half and half we did historically, that’s more or less we could be doing going forward. But of course, this will depend on opportunistic acquisitions and allocation. But in the long term, we intend to have this balanced approach and be able to deliver growth and value for our shareholders.

Carla Casella: That’s super helpful. I love all the detail. Just quick question with the change in the US regime here. If we see a tariff for trade wars, can you just give us some color how that impacted the business back in 2018, 19, when there was a little bit more trade disruption?

Wesley Batista: Carla, the business continues to perform pretty well and obviously that might create some short-term disruption, but the US is, you know, if not the most, among the most competitive protein producers in the world. So look, obviously we’re watching and seeing what’s the effect of any change in regulation, in commerce between countries. But at this point, we’re not super concerned about whether that’s going to create a huge disruption in our export flow. At least not for now.

Carla Casella Okay, that’s great. And then just one last one that’s kind of a follow-up. I was going to ask about margins. A lot of your businesses are operating at kind of record margins, and it was very helpful what you said on Seara and on pork. Can you just turn to beef as well on the US Beef side? You seem to be narrowing kind of the gap to Marfrig, and are there structural changes in that where you think ultimately you could have better margins than them over time? Or how should we think about the beef margins in North America and the structural improvements you’ve made, the cost cuts you’ve made?

Wesley Batista: Yeah, we are performing now, Carla, very much in line with what our history is, and our history versus peers is probably, you know, we either perform better than peers for a long time. So obviously, that’s what we shoot for. We’re trying to do the best job we can here. And yeah, potentially, obviously it’s difficult to say because it doesn’t depend only on our numbers, but we’ve improved a lot of our business.

There is still things to improve in performance, but performance is close to history. And there is still another 1,5 to 2% that I mentioned. Now we’ll take the business to excellent. It wouldn’t be just to be at the history, we’re already there. And we’re working hard to get there, you know, as soon as we can.

Carla Casella: Okay, that’s great. That’s all excluding cycle improvement.

Wesley Batista: That’s 100% dependent on us regardless of the market.

Carla Casella: Okay, great. Thank you so much.

Wesley Batista: Thank you.

Operator: Ladies and gentlemen, there have been no further questions. Now, I would like to pass the floor to Mr. Gilberto Tomazoni for his final remarks. Please go ahead.

Gilberto Tomazoni: I want to thank everyone again for being here. I also want to emphasize that having a global platform is not enough. You must operate it well. I extend my gratitude to all our 270,000 team members.

And finally, I want to reiterate that the strength of this result is not an outlier. Over the past six years JBS has generated an average annual return to the shareholders of approximately 20% in US dollar.

Thank you.

Operator: This is the end of the conference call held by JBS. Thank you very much for your participation and have a nice day.